Exhibit 99.3

Curaleaf Announces Voting Results of its Annual and
Special Meeting of Shareholders

WAKEFIELD, Mass., September 9, 2021 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, conducted its annual and special meeting of shareholders (the "Meeting") on September 9, 2021 at 2:00 p.m. (Eastern Time).

At the Meeting, the number of directors on the board of directors of the Company for the ensuing year was fixed at nine (9) by the shareholders and the following nominees for election as directors of the Company were elected by a majority of votes cast by the shareholders virtually present or represented by proxy at the Meeting:

•	Boris Jordan;
•	Joseph Lusardi;
•	Dr. Jaswinder Grover;
•	Karl Johansson;
•	Peter Derby; and
•	Mitchell Kahn.

Further, Antares Professional Corporation, Chartered Professional Accountants was reappointed as the Company’s auditor for the ensuing year.

Finally, at the Meeting, the shareholders approved the amendment (the "Amendment") to the articles of the Company in order to extend the automatic termination of the dual-class structure of the Company and to maintain such dual-class structure of the Company until the earlier to occur of (i) the transfer or disposition of the multiple voting shares in the capital of the Company by Mr. Boris Jordan, the Executive Chairman of the Company, to one or more third parties (which are not Permitted Holders (i.e. members of his immediate family and entities controlled by Mr. Jordan and members of his immediate family)); (ii) Mr. Jordan or his Permitted Holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company; and (iii) the first business day following the first annual meeting of shareholders of the Company following the subordinate voting shares of the Company being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange.

In accordance with the corporate and securities legislation, the special resolution authorizing the Amendment was duly approved at the meeting by:

(i)	99.53% of the votes cast at the Meeting by all holders of subordinate voting shares and multiple voting shares present in person or represented by proxy, voting together as a single class;

(ii)	100% of the votes cast at the Meeting by all holders of multiple voting shares present in person or represented by proxy, voting as a class;

(iii)	97.528% of the votes cast at the Meeting by all holders of subordinate voting shares present in person or represented by proxy, voting as a class; and

(iv)	for the purpose of confirming the requisite minority approval under Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions has been obtained, a majority of the votes cast at the Meeting by the holders of subordinate voting shares, excluding the votes attached to 59,235,411 subordinate voting shares beneficially owned or over which control or direction is exercised by Mr. Jordan as at the record date; and the Subordinate Voting Shares beneficially owned or over which control or direction is exercised by related parties of Mr. Jordan and persons acting jointly or in concert with Mr. Jordan (including affiliates and associated).

The Company expects to file a notice of alteration with the British Columbia Registrar of Companies declaring that the articles of the Company have been amended in accordance with the Amendment on September 10, 2021, the first business day following the Meeting, and the date on which the Amendment will become effective.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 109 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 5,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward-Looking Statements

This news release contains forward–looking statements and forward–looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements concerning the filing by the Company of a notice of alteration with the British Columbia Registrar of Companies and the effectiveness of the amendment of the articles of the Company, as well as the listing of the subordinate voting shares on a U.S. national securities exchange. Investors should be aware that, while it currently is the Company’s intent and objective to apply to list the subordinate voting shares of the Company on a U.S. national exchange such as The Nasdaq Stock Market or The New York Stock Exchange, there is currently no expectation nor guaranty that the Company will be successful in doing so, nor can the Company guaranty that it will be able to meet the initial listing requirements of such exchanges or that the Company would be eligible to post the subordinate voting shares for trading on such exchanges at all. The forward-looking statements included in this news release reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this news release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this news release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form dated April 28, 2021, as well as under "Particulars of Matters to be Acted Upon – Amendment to the Articles of the Company – Risk Factors" in the Company’s management information circular dated July 30, 2021, both of which are available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this news release and the Company undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place undue reliance on the forward-looking statements contained in this news release.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.
Carlos Madrazo, SVP Head of IR & Capital Markets
IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.
Tracy Brady, VP Corporate Communications
Media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.